NOTICE OF CHANGE OF YEAR END

of

LPBP Inc. (formerly Hemosol Inc.)

(a) Notice is hereby provided, pursuant to Section 4.8 of NI 51-102, that LPBP Inc. (the "Reporting Issuer") has decided to change its year-end.

(b) the reason for the change:

Pursuant to a Plan of Arrangement dated April 30, 2004, the year-end of the Reporting Issuer was changed to October 31 from December 31. The year-end was changed to make it correspond with the year-end of MDS Laboratory Services, L.P., which is the Reporting Issuer's primary investment.

(c) old financial year-end: December 31

(d) new financial year-end: October 31

(e) the length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the reporting issuer's transition year and its new financial year are:

For the Reporting Issuers' Transition year (2004) the annual period is 9 months starting January 1, 2004 and ending on October 31, 2004; the corresponding interim periods end on March 31, June 30 and year-end October 31.

Going forward the Reporting Issuer's new financial year will begin on November 1 of each year and end on October 31 of each year; the corresponding interim periods will be January 31, April 30, July 31 and year-end October 31.

(f) the filing deadlines, prescribed under sections 4.2 and 4.4, for the interim and annual financial statements for the reporting issuer's transition year:

Financials for	2004 Q ends	filing deadline
Q1 interim	March 31	May 15, 2004
Q2 interim	June 30	August 29, 2004
Q3 interim	September 30	Not applicable (per NI51-102 4.8 (5)
Annual	October 31	February 28, 2005

LPBP Inc.

Per: __/s/ John R. Anderson___

John R. Anderson, President & CEO